Exhibit 99.1

GIANT INTERACTIVE GROUP

ANNOUNCES SHAREHOLDERS’ APPROVAL OF MERGER AGREEMENT

SHANGHAI, PRC — July 14, 2014 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), one of China’s leading online game developers and operators, announced today that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger (the ‘‘Merger Agreement’’) dated as of March 17, 2014 and amended on May 12, 2014, among the Company, Giant Investment Limited (“Parent”) and Giant Merger Limited, a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”), and to authorize and approve any and all transactions contemplated by the Merger Agreement, including the Merger.

Approximately 80% of Giant’s total outstanding ordinary shares entitled to vote at the extraordinary general meeting voted in person or by proxy at today’s extraordinary general meeting. Of those ordinary shares, approximately 99.6% were voted in favor of the proposal to authorize and approve the Merger Agreement and any and all transactions contemplated by the Merger Agreement, including the Merger.

The parties currently expect to complete the Merger within the month, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. Upon completion of the Merger, Giant will become a privately held company and its American depositary shares, each representing one ordinary share, will no longer be listed on the New York Stock Exchange.

Cautionary Statement concerning Forward Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Such statements include, among others, those concerning expected benefits and costs of the proposed Merger; management plans relating to the Merger; the expected timing of the completion of the Merger; the parties’ ability to complete the Merger considering the various closing conditions, including any conditions related to regulatory approvals, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including the ZT Online 1 Series, ZT Online 2, Elsword, World of Xianxia and Jianghu. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Investor Contacts:

Giant Interactive Group Inc.	Giant Interactive Group Inc.
Rich Chiang, IR Director	Kristie Chen, IR Manager
T: +86-21-3397-9959	T: +86-21-3397-9971
E: ir@ztgame.com	E: ir@ztgame.com
www.ga-me.com	www.ga-me.com

FleishmanHillard
Savoy Lee
T: +852-2530-0203
E: giantinteractive@fleishman.com

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